GRAND TOYS INTERNATIONAL LIMITED.
Room UG 202, Floor UG2
Chinachem Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)

Contact:
David Fremed
E-mail: davidfremed@grand.com

FOR IMMEDIATE RELEASE

Grand Toys International announces new Chief Financial Officer

Hong Kong - July 24, 2007. Grand Toys International Limited (NASDAQ: GRIN) today announced the appointment of David C.W. Howell as incoming Chief Financial Officer to take over the position from David Fremed at the expiration of his contract in August. Mr. Howell will also join the Board of the Company.

Mr. Howell was an Executive Vice President and Chief Financial Officer of Radica Games Limited (NASDAQ: RADA) from September 1995 through to its acquisition by Mattel Inc. in 2006. He was President Asian Operations from December 1998 to October 2005 of Radica Games. He was Vice President and Chief Accounting Officer of Radica Games Limited from January 1994 to September 1995 and a director from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. Mr. Howell has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants. Mr. Howell is based in Hong Kong.

Jeff Hsieh, Grand’s CEO, commenting on the appointment, said “I would like to take this opportunity to thank David Fremed for all his hard work over the past three years and to welcome David Howell to our team. I am delighted that David has chosen to join us and he will be an integral part of the operational team based here in Hong Kong that can drive the business forward. David brings significant financial, operational, strategic and management experience to the company and I look forward very much to working with him.”

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.

Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and upon information available to Grand Toys as of the date of this press release and are subject to changes in circumstances. Such statements are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Grand Toys does not have any intention or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Grand Toys cautions you not to place undue reliance upon any such forward-looking statements. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.